SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF APRIL 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASIlia Celular
           ----------------------------------------------------------
                            -7 ANDAR, BRASIlia, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A

                             A PUBLICLY-HELD COMPANY
                            CNPJ N 02.558.132/0001-69

                            TELEBRASILIA CELULAR S.A.

                             A PUBLICLY-HELD COMPANY
                            CNPJ N 02.320.032/0001-08

                                  RELEVANT FACT


Tele Centro Oeste Celular Participacoes S/A ("TCO") informs its shareholders that Anatel - AGENCIA NACIONAL DE TELECOMUNICACOES - has authorized the incorporation of Telebrasilia Celular S/A ("TBS") by TCO, as well as the subsequent transfer of the concession to explore mobile telephone services. The approval was granted at the 204th meeting of the Board of Directors of Anatel. Thus, the shareholders of TCO and TBS may deliberate upon this incorporation during the shareholders' meetings to be held on April 26th, 2002.


                           BRASILIA-DF, APRIL 19, 2002




                          MARIO CESAR PEREIRA DE ARAUJO

                  PRESIDENT AND DIRECTOR OF INVESTORS RELATIONS


--------------------------------------------------------------------------------

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     Tele Centro Oeste Cellular Holding Company


Date: April 22, 2002            By:     /S/ MARIO CESAR PEREIRA DE ARAUJO
                                     -------------------------------------------
                                     Name:  Mario Cesar Pereira de Araujo
                                     Title: President